Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 10 September 2007 it acquired 350,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 680.418946p per share.